Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Deferral of Acquisition of Second Tranche of Shares in Crown Resorts Limited

Macau, Wednesday, August 28, 2019 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announces that the Company and CPH Crown Holdings Pty Limited (“CPH”) have entered into an agreement (the “Amendment”) to amend the purchase agreement for the purchase of 135.35 million shares of Crown Resorts Limited (“Crown”) announced by the Company on May 30, 2019 (the “Transaction”). On August 8, 2019, the New South Wales Independent Liquor & Gaming Authority (the “Authority”) announced that it was conducting an inquiry into the Transaction and other matters relating to Crown. The Company and CPH have agreed to allow more time for the relevant Australian regulatory processes to be completed before completing the acquisition of the remaining 67,675,000 shares of Crown (the “Second Tranche Shares”).

Under the original purchase agreement, the closing of the first tranche of 67,675,000 shares of Crown occurred on June 6, 2019, and the closing of the Second Tranche Shares was scheduled to occur on or prior to September 30, 2019. Under the Amendment, the Company and CPH have agreed to defer the closing of the Second Tranche Shares for a period of up to 60 business days following the completion of the relevant Australian regulatory processes.

If the closing of the Second Tranche Shares occurs after September 30, 2019, the purchase price for the Second Tranche Shares will be reduced by an amount equal to any dividends received by CPH on the Second Tranche Shares during the period between June 6, 2019 and the closing of the Second Tranche Shares, but increased by AUD0.05 per Second Tranche Share per calendar month (as pro rated daily) following September 30, 2019 until the closing of the Second Tranche Shares. If by the sunset date (May 31, 2020 extendible by a further six months if requested by either the Company or CPH), the conditions to closing of the Second Tranche Shares have not been satisfied, the obligation to complete is subject to a termination notice that can be given by either party. The closing of the Second Tranche Shares is subject to certain conditions being satisfied as set out in the Amendment, including the completion of the relevant regulatory processes with no restriction, objection, or conditions considered unreasonable by Melco or CPH, imposed as a result of the Authority’s inquiry to the closing of the Second Tranche Share, and no condition related to the Company’s suitability considered unacceptable by Melco, subject to the terms of the Amendment.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing the City of Dreams Mediterranean integrated destination resort project (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is scheduled to open in 2021 and expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, Cyprus Casinos, the first casino in the Republic of Cyprus and three satellite casinos with a fourth satellite casino scheduled to open by the end of 2019. Upon the opening of City of Dreams Mediterranean, the Company will operate the City of Dreams Mediterranean integrated resort and continue to operate the four satellite casinos. The Company also holds equity interests in Crown Resorts Limited (“Crown”), a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the United Kingdom, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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